EXHIBIT (a)(1)(iv)

EXHIBIT (a)(1)(iv)

Financial Data Services, Inc. P.O. Box 45289 Jacksonville, FL 32232-5289

[LOGO] Merrill Lynch Investment Managers

Dear Stockholder:

As you requested, we are enclosing a copy of the Merrill Lynch Senior Floating Rate Fund II, Inc. (the “Fund”) offer to purchase dated October 19, 2001 (the “Offer to Purchase”) 10,500,000 issued and outstanding Shares (the “Shares”). The Offer to Purchase is for cash at net asset value (“NAV”) per share as of the expiration date of the offer, less any applicable early withdrawal charge. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Shares which you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

If, after reviewing the information set forth in the Offer to Purchase and Letter, you wish to tender Shares for purchase by the Fund, please either contact your Merrill Lynch Financial Advisor or other broker, dealer or nominee to effect the tender for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer to Purchase and Letter.

Neither the Fund nor its Board of Directors makes any recommendation to any holder of Shares as to whether or not to tender Shares. Each stockholder is urged to consult his or her broker or tax advisor before deciding whether to tender any Shares.

The Fund’s annualized distribution rate for the period August 28, 2001 through September 24, 2001 based on the amounts actually distributed by the Fund, was 5.70%, based on the September 24, 2001 NAV of $9.44 per share. For the Fund’s fiscal quarter ended August 31, 2001, the Fund’s highest NAV was $9.63 per share and its lowest NAV was $9.54 per share. The Fund’s NAV on October 17, was $9.18 per Share. The Fund publishes its NAV each week in Barron’s. It appears in the “Investment Company Institute List” under the sub-heading “Loan Participation Funds” within the listings of mutual funds and closed-end funds.

Requests for current NAV quotations or for additional copies of the Offer to Purchase, the Letter and any other tender offer documents may be directed to Financial Data Services, Inc. at (800) 637-3863.

Should you have any other questions on the enclosed material, please do not hesitate to contact your Merrill Lynch Financial Advisor or other broker or dealer or call the Fund’s Transfer Agent, Financial Data Services, Inc., at (800) 637-3863. We appreciate your continued interest in Merrill Lynch Senior Floating Rate Fund II, Inc.

Yours truly, MERRILL LYNCH INVESTMENT MANAGERS, L.P.